UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 5, 2018

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated March 5, 2018 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three months and year ended December 31, 2017. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three months and year ended December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: March 6, 2018	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Fourth Quarter of 2017

LONDON, ENGLAND — March 5, 2018—Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership charter owner, announced today its unaudited results for the three months and year ended December 31, 2017.

Fourth Quarter and Year Highlights

•	Reported operating revenues of $37.9 million for the fourth quarter 2017. Operating revenues for the year ended December 31, 2017 were $159.0 million

•	Reported net loss(1) of $99.8 million for the fourth quarter 2017, after costs and charges totaling $14.4 million associated with the refinancing completed in October 2017 and a non-cash impairment charge of $87.6 million. For the year ended December 31, 2017, net loss was $77.3 million

•	Generated $24.8 million of Adjusted EBITDA(2) for the fourth quarter 2017. Adjusted EBITDA for the year ended December 31, 2017 was $110.3 million

•	Normalized net income (1)(2), excluding the costs and charges associated with the refinancing, was $2.1 million for the fourth quarter 2017. Normalized net income was $25.1 million for the year ended December 31, 2017

•	On October 19, 2017, agreed a new time charter with CMA CGM for the 2005-built OOCL Tianjin, which has been renamed GSL Tianjin, an 8,063 TEU containership. The charter was for a period of three to eight months (at the charterer’s option) at a fixed rate of $13,000 per day, which commenced on October 25, 2017, immediately upon re-delivery from its previous charter. This new charter was extended with effect from January 26, 2018 for a period of eight to 12 months (at the charterer’s option) at a fixed rate of $11,900 per day

•	On October 31, 2017, closed the previously announced offering of $360 million aggregate principal amount of 9.875% first priority secured notes due 2022. The net proceeds, together with borrowings under a new $54.8 million super senior secured term loan facility and cash on hand, were used to refinance all outstanding debt comprising 10.000% notes due 2019, the revolving credit facility and the secured term loan

•	Reduced net debt to $341.5 million at December 31, 2017 from $375.1 million at end 2016; net debt to Adjusted EBITDA reduced to 3.1 times for 2017 from 3.3 times for 2016

•	On February 20, 2018, announced agreement to an extension of our charter with OOCL for the OOCL Qingdao, a 2004-built, 8,063 TEU containership. The extension commences in direct continuation of the current charter with effect from March 11, 2018, at a fixed rate of $14,000 per day. Earliest redelivery is now January 1, 2019, with latest redelivery March 15, 2019 (at charterer’s option)

•	On March 1, 2018 announced agreement to acquire a 2005-built, 2,800 TEU containership for $11.3 million. Following delivery, which is expected to be during the second quarter of 2018, once the existing charter terminates, the vessel will commence charter employment with CMA CGM for a period of 12 months at a fixed rate of $9,000 per day.

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “In 2017, we continued to benefit from our attractive long-term charters and strong relationships with top-tier liner companies. By maintaining full time charter employment for our fleet and extremely high utilization levels in line with our historical averages, we ensured that we would continue to generate consistent cashflows to support our deleveraging and growth efforts. Alongside improving market fundamentals, this consistent track record of performance enabled us to refinance all of our outstanding debt on improved terms, not only generating ongoing savings, but also securing Global Ship Lease’s long-term financial strength and flexibility.

Mr. Webber continued, “Over the course of 2017 and into early 2018, the overall container shipping industry has experienced a significant recovery, as continued strength in underlying freight demand has driven increasing supply/demand tension and upward pressure on both spot charter rates and asset values. Amid this promising market environment, we have been able to achieve satisfactory renewals at EBITDA positive levels with no down time for vessels that have come open. With our consistent long-term cashflows, balance sheet strength, and high-quality fleet, Global Ship Lease is in an excellent position to pursue a range of value creation opportunities, as we have demonstrated with the vessel purchase recently announced, for the benefit of our shareholders.”

SELECTED FINANCIAL DATA – UNAUDITED (thousands of U.S. dollars)

	Three months ended December 31, 2017	Three months ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2016
Operating Revenues	37,871	41,426	158,988	166,523
Operating (Loss)	(72,183)	(44,902)	(15,324)	(20,480)
Net (Loss) (1)	(99,824)	(55,072)	(77,328)	(68,157)
Adjusted EBITDA (2)	24,835	28,578	110,281	114,747
Normalized Net Income (1)(2)	2,190	6,140	25,206	22,441

(1) Net income (loss) and Normalized net income available to common shareholders

(2) Adjusted EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the most directly comparable US GAAP measure are provided in this Earnings Release.

Operating Revenues and Utilization

The 18 vessel fleet generated operating revenues from fixed-rate, mainly long-term time charters of $37.9 million in the three months ended December 31, 2017, down $3.5 million on operating revenues of $41.4 million for the comparative period in 2016, with the reduction due mainly to the effect of (i) the 12-month extensions of the charters of Julie Delmas and Delmas Keta effective mid-September 2017 at $7,800 per day compared to $18,465 per day previously and (ii) the new charter of GSL Tianjin to CMA CGM effective late October 2017 at $13,000 per day compared to $34,500 per day for the expiring charter to OOCL. There were 1,656 ownership days in the quarter, the same as in the comparable period in 2016. In the fourth quarter 2017, there was no planned offhire from regulatory drydocking and 10 days of unplanned offhire, giving an overall utilization of 99.4%. There were a total of 12 days offhire in the fourth quarter 2016, of which one was unplanned and 11 were from regulatory drydockings, giving an overall utilization of 99.3%.

For the year ended December 31, 2017, operating revenues were $159.0 million, down $7.5 million or 4.5% on operating revenues of $166.5 million in the prior year, mainly due to the effect of the amendments to the charters noted above and, in addition, a stepdown from the previous charter rate of $18,465 per day for Marie Delmas and Kumasi, effective August 1, 2016, following amendments to these charters, whereby the charter rate reduced to $13,000 per day and further reduced to $9,800 per day from mid-September 2017 as we exercised the first of three options in our favor to extend the charters to end 2018.

The table below shows fleet utilization for the three months and years ended December 31, 2017 and 2016 and for the years ended December 31, 2015, 2014 and 2013.

	Three months ended		Year ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2017	2016	2017	2016	2015	2014	2013
Ownership days	1,656	1,656	6,570	6,588	6,893	6,270	6,205
Planned offhire - scheduled drydock	0	(11)	(62)	(100)	(9)	(48)	(21)
Unplanned offhire	(10)	(1)	(40)	(3)	(7)	(12)	(7)
Idle time	0	0	0	0	(13)	(64)	0

Operating days	1,646	1,644	6,468	6,485	6,864	6,146	6,177
Utilization	99.4%	99.3%	98.4%	98.4%	99.6%	98.0%	99.5%

There were four regulatory drydockings in 2017 and six in 2016. Two regulatory drydockings are due in 2018.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, repairs, maintenance and insurance, were $11.6 million for the three months ended December 31, 2017, compared to $11.2 million in the prior year period. The average cost per ownership day in the quarter was $6,992, compared to $6,772 for the prior year period, up $220 per day or 3.2%. The increase is mainly attributable to insurance deductibles incurred in the three months ended December 31, 2017.

For the year ended December 31, 2017, vessel operating expenses were $43.5 million, or an average of $6,614 per day, compared to $45.7 million in the prior year period or $6,936 per day. The $322, or 4.6%, reduction in vessel operating expenses per day is due mainly to lower repair and maintenance costs, partly offset by increased costs for insurance deductibles.

Depreciation

Depreciation for the three months ended December 31, 2017 was $9.4 million, compared to $10.4 million in the fourth quarter 2016; the reduction is due to the effect of lower book values for a number of vessels following impairment write downs taken in the third and fourth quarters of 2016.

Depreciation for the year ended December 31, 2017 was $38.0 million, compared to $42.8 million in the prior year.

Impairment

The Company’s accounting policies require that tangible fixed assets such as vessels are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable.

In October 2017, the Company agreed a new charter for GSL Tianjin with CMA CGM. The charter is for a period of three to eight months (at the charterer’s option) at a fixed rate of $13,000 per day, which commenced on October 25, 2017, immediately upon re-delivery from its previous charter. This new charter was subsequently extended with effect from January 26, 2018 for a period of eight to 12 months (at the charterer’s option) at a fixed rate of $11,900 per day. The new charter to CMA CGM triggered the performance of an impairment test on the vessel. No impairment was identified.

Charter rates in the spot market and asset values saw improvements through 2017. Whilst market developments are encouraging, taking into account the seasonal as well as cyclical nature of the container shipping industry, we determined that it would nonetheless be appropriate under US GAAP to undertake a fleet-wide review for impairment as at December 31, 2017. This review gave rise to a non-cash charge in the fourth quarter of $87.6 million, as the sum of the expected undiscounted future cash flows from five vessels over their estimated remaining useful lives was less than the carrying amounts. The impairment charge was equal to the amount by which the assets’ carrying amounts exceed their fair values. Fair value was assessed, on a vessel by vessel basis, as the net present value of estimated future cash flows, discounted by an appropriate discount rate.

An impairment review was performed for the three months ended December 31, 2016 on all vessels, due to continued poor industry conditions. This gave rise to a non-cash charge in the fourth quarter of $63.1 million on four vessels.

Including a non-cash impairment charge of $29.4 million that was recognized in the three months ended September 30, 2016, following our agreement with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi, the total non-cash impairment charge for the year ended December 31, 2016 was $92.4 million.

General and Administrative Costs

General and administrative costs were $1.5 million in the three months ended December 31, 2017, compared to $1.7 million in the fourth quarter of 2016; the reduction is due mainly to lower staff costs and legal and professional fees.

For the year ended December 31, 2017, general and administrative costs were $5.3 million, compared to $6.3 million for 2016; the reduction is again mainly due to lower staff costs and legal and professional fees.

Other Operating Income

Other operating income in the three months ended December 31, 2017 was $1,000, compared to $41,000 in the fourth quarter 2016.

For the year ended December 31, 2017, other operating income was $51,000, compared to $0.2 million for 2016.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $24.8 million for the three months ended December 31, 2017, down from $28.6 million for the three months ended December 31, 2016, mainly as a result of lower revenue, offset by lower vessel operating expenses.

Adjusted EBITDA for the year ended December 31, 2017 was $110.3 million, compared to $114.7 million for 2016 with the reduction mainly as a result of lower revenue.

Interest Expense

Debt at December 31, 2017 comprised $360.0 million outstanding on our new 9.875% notes due 2022 and $54.8 million under the new secured term loan, both of which were closed in October 2017 as part of a re-financing. The net proceeds, together with cash on hand, were used to refinance our previous 10.000% notes due 2019. In addition, all outstanding borrowings under both the previous revolving credit facility and the previous secured term loan were repaid and terminated.

Debt at December 31, 2016 comprised amounts outstanding on our 10.000% notes, the revolving credit facility and the secured term loan.

Interest expense for the three months ended December 31, 2017, was $27.0 million, up $17.6 million on the interest expense for the three months ended December 31, 2016 of $9.5 million. The increase is mainly due to the consequences of the refinancing completed in October 2017, which resulted in a premium on the redemption of the 2019 Notes of $8.7 million, the write off of the remaining balance of original issue discount associated with the 2019 notes of $1.4 million and the write off of the remaining balance of deferred financing charges of $4.3 million associated with debt repaid. In contrast, interest expense for the three months ended December 31, 2016 benefitted from a $1.9 million gain on the open market purchases of $18.0 million principal amount of the 2019 notes in November 2016.

For the year ended December 31, 2017, interest expense was $59.4 million, up $14.6 million on interest expense of $44.8 million for the year ended December 31, 2016. The increase is mainly for the reasons noted above.

Interest income for the three months ended December 31, 2017 was $154,000, up from $59,000 in the comparative period in 2016 due to higher average cash balances and increased interest rates. Interest income for the year ended December 31, 2017 was $489,000, compared to $198,000 in 2016.

Taxation

Taxation for the three months ended December 31, 2017 was a charge of $9,000, compared to $14,000 in the fourth quarter of 2016.

Taxation for the year ended December 31, 2017 was a charge of $40,000, compared to $46,000 for 2016.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the three months ended December 31, 2017 was $0.8 million; the same as in the comparative period.

The cost in the year ended December 31, 2017 was $3.1 million; the same as in the comparative period.

Net (Loss) Available to Common Shareholders and Normalized Net Income

Net loss for the three months ended December 31, 2017 was $99.8 million, after the costs and charges totaling $14.4 million associated with the refinancing completed in October 2017 and the non-cash impairment charge of $87.6 million. For the three months ended December 31, 2016, net loss was $55.1 million, after the $63.1 million non-cash impairment charge.

Normalized net income for the three months ended December 31, 2017 was $2.2 million, adjusting for the costs associated with the refinancing, compared to $6.1 million in the comparative period in 2016, adjusting mainly for the non-cash impairment charge.

Net loss was $77.3 million for the year ended December 31, 2017 after the $87.6 million non-cash impairment charge. Net loss was $68.2 million for the year ended December 31, 2016 after the $92.4 million non-cash impairment charge.

Normalized net income for the year ended December 31, 2017 was $25.2 million and was $22.4 million for the prior year.

Fleet

The following table provides information about the on-the-water fleet of 18 vessels as at December 31, 2017, updated for subsequent charter extensions. 16 vessels are chartered to CMA CGM, and two to OOCL.

				Remaining	Earliest	Daily
				Charter	Charter	Charter
Vessel	Capacity	Year	Purchase	Term (2)	Expiry	Rate
Name	in TEUs (1)	Built	by GSL	(years)	Date	$
CMA CGM Matisse	2,262	1999	Dec 2007	2.0	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	1999	Dec 2007	1.9	Sept 11, 2019	15,300
Delmas Keta	2,207	2003	Dec 2007	0.7	Aug 6, 2018	7,800
Julie Delmas	2,207	2002	Dec 2007	0.7	Jul 28, 2018	7,800
Kumasi	2,207	2002	Dec 2007	1.0 - 3.0(3)	Nov 16, 2018	9,800
Marie Delmas	2,207	2002	Dec 2007	1.0 - 3.0(3)	Nov 16, 2018	9,800
CMA CGM La Tour	2,272	2001	Dec 2007	2.0	Sept 20, 2019	15,300
CMA CGM Manet	2,272	2001	Dec 2007	1.9	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	2007	Jan 2008	3.0	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	3.0	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	8.0	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	5.0	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	5.0	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	Dec 2008	5.0	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2001	Aug 2009	3.7	May 28, 2021	34,000
GSL Tianjin(4)	8,063	2005	Oct 2014	0.9	Sept 26, 2018	11,900
OOCL Qingdao(5)	8,063	2004	Mar 2015	1.1	Jan 1, 2019	14,000
OOCL Ningbo	8,063	2004	Sep 2015	0.8	Sep 17, 2018	34,500

(1)	Twenty-foot Equivalent Units.
(2)	As at December 31, 2017 to mid-point of re-delivery period, updated for subsequent charter extensions. Plus or minus 90 days, other than (i) Julie Delmas and Delmas Keta which are plus or minus 45 days, (ii) Kumasi and Marie Delmas see footnote 3 below, (iii) GSL Tianjin which is now between September 26, 2018 and January 26, 2019 see footnote 4 below, (iv) OOCL Qingdao which is now between January 1, 2019 and March 15, 2019 see footnote 5 below and (v) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(3)	The charters for Kumasi and Marie Delmas were amended in July 2016 to, inter alia, provide us with three consecutive options to extend the charters at $9,800 per day. The first of these options was exercised in July 2017, extending the charters to end 2018. The two remaining options allow us to extend the charters to December 31, 2020 plus or minus 90 days at charterer’s option. The earliest possible re-delivery date, not taking into account our remaining options, is shown in the table.

(4)	A new time charter for GSL Tianjin, formerly named OOCL Tianjin, with CMA CGM commenced October 25, 2017, immediately upon re-delivery from its previous charter to OOCL, at a fixed rate of $13,000 per day for a period of three to eight months at the charterer’s option. The charter was extended with effect from January 26, 2018 at a fixed rate of $11,900 per day for a period of eight to 12 months, at charterer’s option. The new period is reflected in the table.
(5)	In February 2018 we agreed to an extension of our charter with OOCL for the OOCL Qingdao. The extension commences in direct continuation of the current charter with effect from March 11, 2018, at a fixed rate of $14,000 per day. Earliest redelivery is now January 1, 2019, with latest redelivery March 15, 2019, at charterer’s option. The new period is reflected in the table.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended December 31, 2017 today, Monday March 5, 2018 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 4072849

  Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Wednesday, March 21, 2018 at (855) 859-2056 or (404) 537-3406. Enter the code 4072849 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

The Company’s Annual Report for 2017 is on file with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com    Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at December 31, 2017 of 13.0 years. All 18 vessels are currently fixed on time charters, 16 of which are with CMA CGM. The average remaining term of the charters at December 31, 2017 is 2.8 years or 3.2 years on a weighted basis, taking into account the charter extensions recently agreed for GSL Tianjin and OOCL Qingdao.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents net income before interest income and expense including amortization of deferred finance costs, earnings allocated to preferred shares, income taxes, depreciation, amortization and impairment. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
		Three	Three
		months	months	Year	Year
		ended	ended	ended	ended
		Dec 31,	Dec 31,	Dec 31,	Dec 31,
		2017	2016	2017	2016

Net (loss) available to common shareholders		(99,824)	(55,072)	(77,328)	(68,157)
Adjust:	Depreciation	9,394	10,415	37,981	42,805
	Impairment	87,624	63,065	87,624	92,422
	Interest income	(154)	(59)	(489)	(198)
	Interest expense	27,021	9,450	59,391	44,767
	Earnings allocated to preferred shares	765	765	3,062	3,062
	Income tax	9	14	40	46

Adjusted EBITDA		24,835	28,578	110,281	114,747

B. Normalized net income

Normalized net income represents net income adjusted for the premium paid on the tender offer for the Notes and the gain made on open market purchases of the Notes, together with the related accelerated amortization of deferred financing costs and original issue discount, and for impairment charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items that do not affect operating performance or operating cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME—UNAUDITED

(thousands of U.S. dollars)

		Three	Three
		months	months	Year	Year
		ended	ended	Ended	ended
		Dec 31,	Dec 31,	Dec 31,	Dec 31,
		2017	2016	2017	2016
Net (loss) available to common shareholders		(99,824)	(55,072)	(77,328)	(68,157)
Adjust:	Impairment charge	87,624	63,065	87,624	92,422
	Premium paid on redemption of 2019 Notes	8,657	—	9,047	533
	Accelerated write off of deferred financing charges related to 2019 Notes	4,310	34	4,371	134
	Accelerated write off of original issue discount related to 2019 notes	1,423	51	1,492	374
	Gain on purchase of 2019 Notes	—	(1,938)	—	(2,865)

Normalized net income		2,190	6,140	25,206	22,441

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Operating Revenues
Time charter revenue	$7,022	$9,444	$35,044	$37,567
Time charter revenue – related party	30,849	31,982	123,944	128,956

	37,871	41,426	158,988	166,523

Operating Expenses
Vessel operating expenses	11,179	10,814	41,858	44,096
Vessel operating expenses – related party	400	400	1,599	1,599
Depreciation	9,394	10,415	37,981	42,805
Impairment of vessels	87,624	63,065	87,624	92,422
General and administrative	1,458	1,675	5,301	6,297
Other operating income	(1)	(41)	(51)	(216)

Total operating expenses	110,054	86,328	174,312	187,003

Operating Loss	(72,183)	(44,902)	(15,324)	(20,480)
Non Operating Income (Expense)
Interest income	154	59	489	198
Interest expense	(27,021)	(9,450)	(59,391)	(44,767)

Loss before Income Taxes	(99,050)	(54,293)	(74,226)	(65,049)
Income taxes	(9)	(14)	(40)	(46)

Net Loss	$(99,059)	$(54,307)	$(74,266)	$(65,095)
Earnings allocated to Series B Preferred Shares	(765)	(765)	(3,062)	(3,062)

Net Loss available to Common Shareholders	$(99,824)	$(55,072)	$(77,328)	$(68,157)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions) Diluted	47,976,722 47,976,722	47,867,266 47,867,266	47,975,889 47,975,889	47,854,351 47,854,351
Net loss per Class A common share
Basic (including RSUs without service conditions)	$(2.08)	$(1.15)	$(1.61)	$(1.42)
Diluted	$(2.08)	$(1.15)	$(1.61)	$(1.42)
Weighted average number of Class B common shares outstanding
Basic and diluted	7,405,956	7,405,956	7,405,956	7,405,956
Net income per Class B common share Basic and diluted	$0.00	$0.00	$0.00	$0.00

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	$73,266	$54,243
Accounts receivable	72	29
Due from related party	1,932	906
Prepaid expenses	918	1,146
Other receivables	458	52
Inventory	742	553

Total current assets	77,388	56,929

Vessels in operation	597,779	719,110
Other fixed assets	10	7
Intangible assets	7	16
Other long term assets	—	195

Total non-current assets	597,796	719,328

Total Assets	$675,184	$776,257

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	$40,000	$31,026
Intangible liability – charter agreements	1,771	1,807
Deferred revenue	2,178	1,940
Accounts payable	1,486	963
Due to related party	2,813	1,315
Accrued expenses	8,788	11,664

Total current liabilities	57,036	48,715

Long term debt	358,515	388,847
Intangible liability – charter agreements	8,011	9,782
Deferred tax liability	17	20

Total long term liabilities	366,543	398,649

Total Liabilities	$423,579	$447,364

Commitments and contingencies	—	—
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,609,734 shares issued and outstanding (2016 – 47,541,484)	$476	$476
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2016 – 7,405,956)	74	74
Series B Preferred shares – authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2016 – 14,000)	—	—
Additional paid in capital	386,748	386,708
Accumulated deficit	(135,693)	(58,365)

Total Stockholders’ Equity	251,605	328,893

Total Liabilities and Stockholders’ Equity	$675,184	$776,257

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Cash Flows from Operating Activities
Net loss	$(99,059)	$(54,307)	$(74,266)	$(65,095)
Adjustments to Reconcile Net loss to Net Cash Provided by Operating Activities
Depreciation	9,394	10,415	37,981	42,805
Vessel impairment	87,624	63,065	87,624	92,422
Amortization of deferred financing costs	5,159	941	7,772	3,622
Amortization of original issue discount	1,640	402	2,523	1,651
Amortization of intangible liability	(451)	(515)	(1,807)	(2,104)
Share based compensation	272	83	272	283
Gain on repurchase of secured notes	—	(1,938)	—	(2,865)
Decrease (increase) in accounts receivable and other assets	1,464	681	(441)	219
(Increase) decrease in inventory	(113)	37	(188)	57
Increase (decrease) in accounts payable and other liabilities	5,465	9,330	(3,030)	(1,751)
(Decrease) increase in unearned revenue	(670)	233	238	1,144
Increase (decrease) in related party balances	465	(699)	1,138	738
Unrealized foreign exchange (gain) loss	(4)	33	2	26

Net Cash Provided by Operating Activities	11,186	27,761	57,818	71,152

Cash Flows from Investing Activities
Net proceeds from sale of vessels	—	—	—	(254)
Cash paid for vessel improvements	(155)	—	(255)	—
Cash paid for other assets	—	—	(8)	(6)
Cash paid for drydockings	—	(2,513)	(4,632)	(6,681)

Net Cash Used in Investing Activities	(155)	(2,513)	(4,895)	(6,941)

Cash Flows from Financing Activities
Repurchase of secured notes	(346,287)	(16,061)	(365,788)	(50,997)
Proceeds from issue of secured notes	356,400	—	356,400	—
Proceeds from drawdown of term loan	54,800	—	54,800	—
Deferred financing costs incurred	(12,675)	—	(12,675)	—
Repayment of credit facilities	(54,800)	(2,925)	(63,575)	(9,500)
Series B Preferred Shares – dividends paid	(765)	(765)	(3,062)	(3,062)

Net Cash Used in Financing Activities	(3,327)	(19,751)	(33,900)	(63,559)

Net increase in Cash and Cash Equivalents	7,704	5,497	19,023	652
Cash and Cash Equivalents at Start of Period	65,562	48,746	54,243	53,591

Cash and Cash Equivalents at End of Period	$73,266	$54,243	$73,266	$54,243

Supplemental information
Total interest paid	$5,161	$881	$43,152	$43,134
Income tax paid	$10	$13	$46	$50

EXHIBIT II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS AND YEAR ENDED DECEMBER 31, 2017

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2017	2016
Assets
Cash and cash equivalents		$73,266	$54,243
Accounts receivable		72	29
Due from related party	6	1,932	906
Prepaid expenses		918	1,146
Other receivables		458	52
Inventory		742	553

Total current assets		77,388	56,929

Vessels in operation	4	597,779	719,110
Other fixed assets		10	7
Intangible assets		7	16
Other long term assets	5	—	195

Total non-current assets		597,796	719,328

Total Assets		$675,184	$776,257

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	5	$40,000	$31,026
Intangible liability – charter agreements		1,771	1,807
Deferred revenue		2,178	1,940
Accounts payable		1,486	963
Due to related party	6	2,813	1,315
Accrued expenses		8,788	11,664

Total current liabilities		57,036	48,715

Long term debt	5	358,515	388,847
Intangible liability – charter agreements		8,011	9,782
Deferred tax liability		17	20

Total long term liabilities		366,543	398,649

Total Liabilities		$423,579	$447,364

Commitments and contingencies	7	—	—
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,609,734 shares issued and outstanding (2016 – 47,541,484)	8	$476	$476
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2016 – 7,405,956)	8	74	74
Series B Preferred shares – authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2016 – 14,000)	8	—	—
Additional paid in capital		386,748	386,708
Accumulated deficit		(135,693)	(58,365)

Total Stockholders’ Equity		251,605	328,893

Total Liabilities and Stockholders’ Equity		$675,184	$776,257

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended December 31,		Year ended December 31,
	Note	2017	2016	2017	2016
Operating Revenues
Time charter revenue		$7,022	$9,444	$35,044	$37,567
Time charter revenue – related party	6	30,849	31,982	123,944	128,956

		37,871	41,426	158,988	166,523

Operating Expenses Vessel operating expenses		11,179	10,814	41,858	44,096
Vessel operating expenses – related party	6	400	400	1,599	1,599
Depreciation	4	9,394	10,415	37,981	42,805
Impairment of vessels	4	87,624	63,065	87,624	92,422
General and administrative		1,458	1,675	5,301	6,297
Other operating income		(1)	(41)	(51)	(216)

Total operating expenses		110,054	86,328	174,312	187,003

Operating Loss		(72,183)	(44,902)	(15,324)	(20,480)
Non Operating Income (Expense)
Interest income		154	59	489	198
Interest expense		(27,021)	(9,450)	(59,391)	(44,767)

Loss before Income Taxes		(99,050)	(54,293)	(74,226)	(65,049)
Income taxes		(9)	(14)	(40)	(46)

Net Loss		$(99,059)	$(54,307)	$(74,266)	$(65,095)
Earnings allocated to Series B Preferred Shares	8	(765)	(765)	(3,062)	(3,062)

Net Loss available to Common Shareholders		$(99,824)	$(55,072)	$(77,328)	$(68,157)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions) Diluted	10 10	47,976,722 47,976,722	47,867,266 47,867,266	47,975,889 47,975,889	47,854,351 47,854,351
Net loss per Class A common share
Basic (including RSUs without service conditions)	10	$(2.08)	$(1.15)	$(1.61)	$(1.42)
Diluted	10	$(2.08)	$(1.15)	$(1.61)	$(1.42)
Weighted average number of Class B common shares outstanding Basic and diluted	10	7,405,956	7,405,956	7,405,956	7,405,956
Net income per Class B common share Basic and diluted	10	$0.00	$0.00	$0.00	$0.00

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended December 31,		Year ended December 31,
	Note	2017	2016	2017	2016
Cash Flows from Operating Activities
Net loss		$(99,059)	$(54,307)	$(74,266)	$(65,095)
Adjustments to Reconcile Net loss to Net Cash Provided by Operating Activities
Depreciation	4	9,394	10,415	37,981	42,805
Vessel impairment	4	87,624	63,065	87,624	92,422
Amortization of deferred financing costs	5	5,159	941	7,772	3,622
Amortization of original issue discount	5	1,640	402	2,523	1,651
Amortization of intangible liability		(451)	(515)	(1,807)	(2,104)
Share based compensation	9	272	83	272	283
Gain on repurchase of secured notes	5	—	(1,938)	—	(2,865)
Decrease (increase) in accounts receivable and other assets		1,464	681	(441)	219
(Increase) decrease in inventory		(113)	37	(188)	57
Increase (decrease) in accounts payable and other liabilities		5,465	9,330	(3,030)	(1,751)
(Decrease) increase in unearned revenue		(670)	233	238	1,144
Increase (decrease) in related party balances	6	465	(699)	1,138	738
Unrealized foreign exchange (gain) loss		(4)	33	2	26

Net Cash Provided by Operating Activities		11,186	27,761	57,818	71,152

Cash Flows from Investing Activities
Net proceeds from sale of vessels		—	—	—	(254)
Cash paid for vessel improvements		(155)	—	(255)	—
Cash paid for other assets		—	—	(8)	(6)
Cash paid for drydockings		—	(2,513)	(4,632)	(6,681)

Net Cash Used in Investing Activities		(155)	(2,513)	(4,895)	(6,941)

Cash Flows from Financing Activities
Repurchase of secured notes	5	(346,287)	(16,061)	(365,788)	(50,997)
Proceeds from issue of secured notes	5	356,400	—	356,400	—
Proceeds from drawdown of term loan	5	54,800	—	54,800	—
Deferred financing costs incurred	5	(12,675)	—	(12,675)	—
Repayment of credit facilities	5	(54,800)	(2,925)	(63,575)	(9,500)
Series B Preferred Shares – dividends paid	8	(765)	(765)	(3,062)	(3,062)

Net Cash Used in Financing Activities		(3,327)	(19,751)	(33,900)	(63,559)

Net increase in Cash and Cash Equivalents		7,704	5,497	19,023	652
Cash and Cash Equivalents at Start of Period		65,562	48,746	54,243	53,591

Cash and Cash Equivalents at End of Period		$73,266	$54,243	$73,266	$54,243

Supplemental information
Total interest paid		$5,161	$881	$43,152	$43,134
Income tax paid		$10	$13	$46	$50

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings / Accumulated Deficit	Stockholders’ Equity
Balance at January 1, 2016	54,947,440	14,000	$549	$—	$386,425	$9,792	$396,766
Restricted Stock Units (note 9)	—	—	—	—	283	—	283
Class A common shares issued (note 8)	34,125	—	1	—	—	—	1
Net loss for the period	—	—	—	—	—	(65,095)	(65,095)
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2016	54,981,565	14,000	$550	$—	$386,708	$(58,365)	$328,893
Restricted Stock Units (note 9)	—	—	—	—	40	—	40
Class A common shares issued (note 8)	34,125	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	(74,266)	(74,266)
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2017	55,015,690	14,000	$550	$—	$386,748	$(135,693)	251,605

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Global Ship Lease group owns and charters out containerships. As of December 31, 2017, the group owned 18 vessels; 16 were time chartered to CMA CGM and two to Orient Overseas Container Lines with remaining charter periods ranging from 0.8 to 8.0 years.

The following table provides information about the 18 vessels owned as at December 31, 2017, updated for subsequent charter extensions:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	2.0	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	1.9	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	0.7	$7.800
Julie Delmas	2,207	2002	December 2007	CMA CGM	0.7	$7.800
Kumasi (3)	2,207	2002	December 2007	CMA CGM	3.0	$9.800
Marie Delmas (3)	2,207	2002	December 2007	CMA CGM	3.0	$9.800
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	2.0	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	1.9	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	3.0	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	3.0	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	8.0	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	5.0	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	5.0	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	5.0	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	3.7	$34.000
GSL Tianjin (4)	8,063	2005	October 2014	CMA CGM	0.9	$13.000
OOCL Qingdao (5)	8,063	2004	March 2015	OOCL	1.1	$34.500
OOCL Ningbo	8,063	2004	September 2015	OOCL	0.8	$34.500

(1)	Twenty-foot Equivalent Units
(2)	As at December 31, 2017 to mid-point of re-delivery period, updated for subsequent charter extensions. Plus or minus 90 days, other than (i) Julie Delmas and Delmas Keta which are plus or minus 45 days, (ii) Kumasi and Marie Delmas see footnote 3 below, (iii) GSL Tianjin which is now between September 26, 2018 and January 26, 2019 see footnote 4 below, (iv) OOCL Qingdao which is now between January 1, 2019 and March 15, 2019 see footnote 5 below (v) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(3)	The charters for Kumasi and Marie Delmas were amended in July 2016 to, inter alia, provide us with three consecutive options to extend the charters at $9,800 per day. The first of these options was exercised in July 2017, extending the charters to end 2018. The two remaining options allow us to extend the charters to December 31, 2020 plus or minus 90 days at charterer’s option. The earliest possible re-delivery date, not taking into account our remaining options, is shown in the table.
(4)	A new time charter for GSL Tianjin, formerly named OOCL Tianjin, with CMA CGM commenced October 25, 2017, immediately upon re-delivery from its previous charter to OOCL, at a fixed rate of $13,000 per day for a period of three to eight months at the charterer’s option. The charter was extended with effect from January 26, 2018 at a fixed rate of $11,900 per day for a period of eight to 12 months, at charterer’s option. The new period is reflected in the table.
(5)	In February 2018, the charter for OOCL Qingdao was extended with effect from March 11, 2018 at a fixed rate of $14,000 per day. Redelivery is now between January 1, 2019 and March 15, 2019, at the charterer’s option.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

The majority of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has experienced a sustained cyclical downturn. Many container shipping companies have reported financial losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2016 filed with the Securities and Exchange Commission on April 12, 2017 in the Company’s Annual Report on Form 20-F.

Impairment testing

Fixed assets such as vessels are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the asset over its estimated remaining useful life is less than its carrying amount and is recorded equal to the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the net present value of estimated future cash flows, discounted by an appropriate discount rate.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, for the four years from the date of the test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 30 years, and (vi) estimated residual value. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The effective date is for annual periods beginning after December 15, 2017. The ASU requires the Company to (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company expects that its time charter arrangements contain a service component, for example the provision of crew, that may fall within the scope of this standard. However, the Company does not expect the application of this standard to have a material impact on the financial statements, as it understands the proposed amendments to ASC 842 (see below) allowing entities not to separate the non-lease component can also be applied under the lease accounting standard applicable during 2018 (ASC 840).

In February 2016, FASB issued an accounting standards update (ASU 2016-02) in respect of leases (Topic 842). The update makes significant changes to the accounting requirements for lessees, who will be required to recognize right-of-use assets with a corresponding lease liability for all but short-term leases. The standard is to be adopted using a modified retrospective transition. The accounting requirements for lessors remain largely unchanged. The update is effective for annual periods beginning after December 15, 2018 although early application is permitted. The standard requires the Company to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components (or service components) relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components.

On November 29, 2017, the FASB proposed amendments to ASC 842 to add two practical expedients which would allow entities to elect for a simplified transition approach, and provide lessors with an option to simplify how lease and other related revenues are presented and disclosed. The Company will adopt ASC 842 with effect from January 1, 2019, and does not anticipate, beyond additional disclosures, any material impact on the financial statements.

The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited consolidated financial statements.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2017	December 31, 2016
Cost	$1,003,440	$1,095,275
Accumulated depreciation	(318,037)	(283,743)
Vessel impairment	(87,624)	(92,422)

Net book value	$597,779	$719,110

Whilst charter rates in the spot market and asset values saw improvements through 2017, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery is not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2017; which resulted in an impairment charge on five vessels, totalling $87,624, being recognised in the three months ended December 31, 2017.

In October 2017, a new charter of GSL Tianjin was agreed with CMA CGM for a period of three to eight months (at the charterer’s option) at a fixed rate of $13,000 per day, commencing October 25, 2017, immediately upon re-delivery from its previous charter to OOCL. The new charter triggered the performance of an impairment test on the vessel. No impairment was identified.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation, less Accumulated Depreciation (continued)

An impairment test was also performed on all vessels as at December 31, 2016, which resulted in an impairment charge on four vessels, totalling $63,065, being recognised in the three months ended December 31, 2016.

Impairment tests were performed on two vessels as at July 31, 2016, following amendments to the terms of their charters, which resulted in an impairment charge of $29,357 being recognised in the three months ended September 30, 2016.

5.	Long-Term Debt

	December 31, 2017	December 31, 2016
2019 Notes	$—	$420,000
2022 Notes	360,000	—
Less repurchase of Notes (note 5(a))	—	(54,212)
Less original issue discount	(3,600)	(6,300)
Amortization of original issue discount	133	3,910

2022 Notes / 2019 Notes (note 5(d) and (a))	356,533	363,398
Revolving Credit Facility (note 5(b))	—	39,200
Secured Term Loan (note 5(c))	—	24,375
Super Senior Term Loan (note 5e))	54,800	—
Less: Deferred financing costs (note 5(e))	(12,818)	(7,100)

Balance	398,515	419,873
Less: Current portion of 2019 Notes (note 5(a))	—	(19,501)
Less: Current portion of Secured Term Loan (note 5(c))	—	(11,525)
Less: Current portion of Super Senior Term Loan (note 5(e))	(40,000)	—

Non-current portion of Long-Term Debt	$358,515	$388,847

a)	10.0% First Priority Secured Notes Due 2019

In March 2014 the Company issued $420,000 of 10.0% First Priority Secured Notes with a final maturity on April 1, 2019. These 2019 Notes were fully repaid and terminated on November 22, 2017 using proceeds of the issue of the 2022 Notes (see note 5(d)).

Interest on the 2019 Notes was payable semi-annually on April 1 and October 1 of each year. The 2019 Notes were secured by first priority ship mortgages on 16 of the Company’s 18 vessels and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning the 16 mortgaged vessels. In addition, the 2019 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount was amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the terms of the 2019 Notes, the Company was required within 120 days following the end of each financial year in which the Company has at least $1,000 of Excess Cash Flow, as defined, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. The first such offer, for 2014, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 nominal amount of 2019 Notes was tendered and accepted.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

a)	10.0% First Priority Secured Notes Due 2019 (continued)

Following the sale of two vessels (see note 4) secured to the 2019 Notes in November and December 2015, the Company was required to offer the net sale proceeds, less a proportion to be used to repay part of the associated Revolving Credit Facility (see note 5(c)), to Noteholders (“Collateral Sale Offer”) within 90 days of receipt of the sale proceeds. The terms of the Collateral Sale Offer are the same as those of the annual Excess Cash Flow Offer. Consequently, on February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417 (“Maximum Offer Amount”), at a purchase price of 102% of the aggregate principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. At the close of this offer, the nominal amount of 2019 Notes tendered exceeded the Maximum Offer Amount and $26,662 were accepted on a pro rata basis.

The third Excess Cash Flow offer, for 2016, in the maximum amount of $20,000, was launched on March 22, 2017. At the close of this offer on April 19,2017, the 2019 Notes tendered exceeded the Maximum Offer Amount and $19,501 nominal amount of the 2019 Notes was accepted on a pro rata basis.

In May, August and November, 2016, the Company purchased $4,200, $5,000 and $18,000 of Notes respectively, in the open market. This gave rise to gains of $452, $475 and $1,938, which are included within Interest Expense in the Consolidated Statements of Income. These Notes were subsequently cancelled.

b)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”) with a final maturity on October 1, 2018. The interest rate under the facility was USD LIBOR plus a margin of 3.25% and was payable at least quarterly. The outstanding balance of the Revolving Credit Facility was fully repaid on October 31, 2017 using proceeds of the Super Senior Term Loan (see note 5(e)).

c)	Secured Term Loan

On July 29, 2015, the Company entered into a $35,000 secured term loan with DVB Bank SE (the “Secured Term Loan”) with a maturity five years after drawdown, with early repayment, inter alia, if the 2019 Notes were not refinanced by November 30, 2018, or if the secured vessel ceased to be employed on a charter for a period in excess of 90 days. This Secured Term Loan was fully repaid on October 26, 2017 using proceeds of the new Super Senior Term Loan (see note 5(e)) and cash on hand.

The Secured Term Loan bore interest at USD LIBOR plus a margin of 2.75% and was payable at least quarterly.

The Secured Term Loan was secured by a first priority ship mortgage on OOCL Tianjin and by assignment of earnings and insurances for the same vessel.

d)	9.875% First Priority Secured Notes due 2022

On October 31, 2017 the Company completed the sale of $360,000 of 9.875% First Priority Secured Notes (“the 2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.

Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2017 the 2022 Notes were secured by first priority ship mortgages on all of the Company’s 18 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

d)	9.875% First Priority Secured Notes due 2022 (continued)

The original issue discount is being amortised on an effective interest rate basis over the life of the 2022 Notes.

The Company is required to annually repay $40,000 for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Super Senior Term Loan (see note 5(e)). Around the first and second anniversary of the issue of the 2022 Notes, the Company will offer to redeem $20,000 of the 2022 Notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the Super Senior Term Loan at par. Should the amount outstanding under the Super Senior Term Loan be insufficient to absorb the repayment, the excess will be mandatorily redeemed against the 2022 Notes at 102%. Around the third anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $40,000 of the 2022 Notes at a purchase price of 102%, less any amount remaining under the Super Senior Term Loan. Around the fourth anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $35,000 of the 2022 Notes at a purchase price of 102%.

e)	Super Senior Term Loan

On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 Super Senior Term Loan with Citibank N.A. (the “Super Senior Term Loan”). The term loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is USD LIBOR plus a margin of 3.25% and is payable at least quarterly.

The collateral provided to the 2022 Notes also secures on a first priority basis the Super Senior Term Loan. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

The Company is required to repay $10,000 semi-annually for the first two years and $7,400 semi-annually in the third year on April 30 and October 31. Amounts outstanding can also be repaid in line with the repayment mechanism set out in note 5(d) above.

f)	Repayment Schedule

Based on scheduled repayments from January 1, 2018 the long term debt, comprising the 2022 Notes and the Super Senior Term Loan, will be reduced in each of the relevant periods as follows:

Year ending December 31,
2018	$40,000
2019	40,000
2020	40,000
2021	35,000
2022	259,800

414,800
Less: amortization of original issue discount	(3,467)
Less: amortization of deferred financing costs	(12,818)

$398,515

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

g)	Deferred Financing Costs

	December 31, 2017	December 31, 2016
Opening balance	$7,100	$10,611
Expenditure in the period	13,177	—
Amortization included within interest expense	(7,459)	(3,511)

Closing balance	$12,818	$7,100

Costs amounting to $13,177 were incurred in connection with the Company’s issue of the 2022 Notes and agreeing the Super Senior Term Loan. These are being amortized on an effective interest rate basis over the life of the financings for which they were incurred.

The remaining unamortized balance of deferred financing costs related to the 2019 Notes and the Secured Term Loan, which were fully repaid and terminated in October 2017, amounting to $4,191 was written off and recorded within interest expense within the Consolidated Statements of Income. As the replacement of the Revolving Credit Facility with the Super Senior Term Loan is deemed to be a debt modification, the remaining unamortized balance of deferred financing costs related to the Revolving Credit Facility are carried forward and being amortized with the costs of the Super Senior Term Loan.

6.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2017 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.4% voting interest in the Company.

Amounts due to and from CMA CGM companies are shown in the Consolidated Balance Sheets. The current account balances at December 31, 2017 and 2016 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2017 of between 0.7 and 8.00 years (see note 2(a)). Of the $481,701 maximum contracted future charter hire receivable (including all periods at the Company’s option) for the fleet set out in note 7, $468,764 relates to the 16 vessels that were chartered to CMA CGM as at December 31, 2017. Revenues generated from charters to CMA CGM are shown separately in the Consolidated Statements of Income.

Ship Management Agreements

At December 31, 2017, the Company outsourced day to day technical management of 13 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2016: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charter remains in place; no claims have been made under the cap agreement. Ship management fees related to CMA Ships are shown separately in the Consolidated Statements of Income.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 18 vessels as at December 31, 2017, and assuming the options included in the charters for Kumasi and Marie Delmas are exercised, is as follows:

Year ending December 31,
2018	$132,423
2019	110,439
2020	89,432
2021	53,917
2022	43,837
Thereafter	51,653

$481,701

8.	Share Capital

At December 31, 2017 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

A dividend of $0.10 per Class A common share was paid on August 24, 2015 and on November 24, 2015. Prior to these, the last quarter for which a dividend was paid was the fourth quarter 2008 at $0.23 per Class A common share.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 9). On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan. The 2008 Equity Incentive Plan was closed. The 2015 Plan permits a maximum issuance of 1,500,000 shares. On 29 December 2017, 34,125 shares were issued under the 2015 Plan, representing 20% of the directors’ base fee for 2017. On March 31, June 30, September 30 and December 30, 2016, 8,529, 8,534, 8,534 and 8,528 shares respectively, were issued under the 2015 Plan, representing 20% of directors’ base fee for the quarters ended March 31, June 30, September 30, and December 31, 2016. In both years, the number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Share Capital (continued)

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the last of which was on December 8, 2017 for the fourth quarter 2017.

9.	Share-Based Compensation

Share based awards since January 1, 2016, are summarized as follows:

	Restricted Stock Units
	Number of Units	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2016	300,000	$3.25	n/a
Granted March 3, 2016	200,000	$1.18	—

Unvested as at December 31, 2016	500,000	$2.42	n/a

Unvested as at December 31, 2017	500,000	$2.42	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the Consolidated Statements of Income over the vesting period. During the three months and year ended December 31, 2017, the Company recognized no (2016: $83 and $283) share based compensation cost. As at December 31, 2017, there was no unrecognized compensation cost relating to the above share based awards (December 31, 2016: $ nil).

Restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. Restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. Restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan which allows the Board of Directors to grant employees, consultants and directors of the Company and its subsidiaries, options, stock appreciation rights, stock grants, stock units and dividend equivalents on substantially the same terms as the 2008 Plan, which was closed for further awards. The 2015 Plan permits a maximum issuance of 1,500,000 shares.

Under the 2015 Plan, restricted stock units granted to four members of management on March 3, 2016 were divided into two tranches. The first tranche (100,000 restricted stock units) will vest when the individual leaves employment, provided that this is after December 31, 2016 and is not for cause. The second tranche (100,000 restricted stock units) also vests after December 31, 2016 on the same terms, but, in addition, only if and when the stock price has been at or above $5.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2019.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share-Based Compensation (continued)

Under the 2015 Plan, restricted stock units granted to five members of management as part of their 2017 remuneration on January 8, 2018 were divided into two tranches. The first tranche (100,000 restricted stock units) will vest when the individual leaves employment, provided that this is after March 31, 2018 and is not for cause. The second tranche (100,000 restricted stock units) also vests after March 31, 2018 on the same terms, but, in addition, only if and when the stock price has been at or above $3.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2020.

During the years ended December 31, 2017 and 2016, 34,125 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2017 and 2016 respectively. The number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values. 1,500,000 shares.

10.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income available to common stockholders, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 8). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At December 31, 2017, there were 500,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2017 only Class A and B common shares are participating securities.

For the three months and years ended December 31, 2017 and December 31, 2016, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units as these would have had an antidilutive effect.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

10.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Class A common shares
Basic weighted average number of common shares outstanding (B)	47,576,722	47,567,266	47,575,889	47,554,351
Weighted average number of RSUs without service conditions (note 9) (B)	400,000	300,000	400,000	300,000
Dilutive effect of share-based awards	—	—	—	—

Common shares and common share equivalents (F)	47,976,722	47,867,266	47,975,889	47,854,351
Class B common shares
Basic weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based incentive awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net loss available to common shareholders	$(99,824)	$(55,072)	$(77,328)	$(68,157)
Available to:
- Class A shareholders for period	$(99,824)	$(55,072)	$(77,328)	$(68,157)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—
Net loss available for Class A (A)	$(99,824)	$(55,072)	$(77,328)	$(68,157)
Net income (loss) available for Class B (C)	—	—	—	—
Basic Earnings per share:
Class A (A/B)	$(2.08)	$(1.15)	$(1.61)	$(1.42)
Class B (C/D)	—	—	—	—
Diluted Earnings per Share
Net loss available to common shareholders	$(99,824)	$(55,072)	$(77,328)	$(68,157)
Available to:
- Class A shareholders for period	$(99,824)	$(55,072)	$(77,328)	$(68,157)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—
Net loss available for Class A (E)	$(99,824)	$(55,072)	$(77,328)	$(68,157)
Net income (loss) available for Class B (G)	—	—	—	—
Diluted Earnings per share:
Class A (E/F)	$(2.08)	$(1.15)	$(1.61)	$(1.42)
Class B (G/H)	—	—	—	—

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11.	Subsequent Events

In January 2018, the charter for GSL Tianjin to CMA CGM was extended with effect from January 26, 2018 at a fixed rate of $11,900 per day for a period of eight to 12 months, at charterer’s option.

In February 2018, the charter for OOCL Qingdao to OOCL was extended with effect from March 11, 2018 at a fixed rate of $14,000 per day. Redelivery is now between January 1, 2019 and March 15, 2019, at the charterer’s option.

On March 1, 2018, the Company announced that it had agreed to acquire a 2005-built, 2,800 TEU containership for a purchase price of $11.3 million. Following delivery, which is expected to be during the second quarter of 2018 once the existing charter terminates, the vessel will commence charter employment with CMA CGM for a period of 12 months at a fixed rate of $9,000 per day.